

May 18, 2011

Rory O'Dare
President
Puravita Corporation
3211 Ocean Drive
Vero Beach, Florida 32963

Re: Puravita Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed May 4, 2011
File No. 333-172892

Dear Mr. O'Dare:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   We note your response to comment 22 of our letter dated April 14, 2011 in which you have revised your disclosure on page II-1 to indicate that all expenses of the offering are being borne by your sole officer and director, Mr. O'Dare. We further note you indicate on the prospectus cover page and on page 6 in the Prospectus Summary, that offering expenses will be deducted from the net offering proceeds. Please revise your disclosure to quantify the total estimated offering expenses and tell us what amount will be paid by your sole officer and director and what amount will be deducted from your gross offering proceeds.

Item 4 – Use of Proceeds, page 15

2.   Given the nature of your offering, please revise your tabular presentation to address the amount of the offering proceeds being placed in the trust account under each scenario. To the extent funds will be available to you post-acquisition you should describe anticipated uses, if known, using conditional language, as appropriate. Please revise accordingly.

3.   We note your response to comment 18 of our letter dated April 14, 2011 in which you have revised your disclosure to indicate that Mr. O'Dare has been involved in the formation of Cheval Resources Corporation. Please refer to Item 401(e) and revise your disclosure to provide Mr. O'Dare's positions with Cheval Resources Corporation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yolanda Crittendon, Staff Accountant, at 202-551-3472 or Jessica Barberich, Assistant Chief Accountant, at 202-551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Attorney-Advisor, at 202-551-3758 or me at 202-551-3852 with any other questions.

Sincerely,

Michael McTiernan
Assistant Director

cc: Rory O'Dare
        Via *facsimile*: (772) 492-9219